December 31, 2013

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Texas Roadhouse, Inc.

Form 10-K: For the Fiscal Year Ended December 25, 2012

Filed on February 22, 2013

File No. 000-50972

Dear Mr. Shenk:

The following is in response to the comment contained in your correspondence dated December 23, 2013 for the corporation and filing listed above.  For your convenience, we have repeated the staff’s comment below, in italics, together with the subheadings used in your letter.

Form 10-K for the fiscal year ended December 25, 2012 — Exhibit Index

SEC Comment #1:

We note on page 48 that on August 12, 2011, you entered into a $200.0 million five-year revolving credit facility with a syndicate of commercial lenders led by JP Morgan Chase Bank, N.A., PNC Bank, N.A., and Wells Fargo, N.A.  It appears you have not filed this as an exhibit to your Form 10-K.  Please file this as an agreement to your next Exchange Act report.  Also, please include this exhibit in your exhibit index in future Form 10-K’s, if it is applicable.

Management’s Response to Comment #1:

We will file the Amended and Restated Credit Agreement, dated as of August 12, 2011, by and among Texas Roadhouse, Inc., the lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent as an exhibit to our Form 10-K for the fiscal year ending December 31, 2013, through incorporation by reference to Exhibit 10.1 to our Current Report on Form 8-K dated August 17, 2011.  In addition, we will include this exhibit in our exhibit index in future Form 10-K’s, if it is applicable.

Requested Acknowledgment

Texas Roadhouse, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 638-5469 if you have any questions.

Sincerely,

/s/ G. Price Cooper, IV

G. Price Cooper, IV
Chief Financial Officer

Copy to:                        Dana Brown

Susie Block